EXHIBIT 99.1

B2Gold Reports Total Gold Production for Q4 2022 of 367,870 oz, a Quarterly Record for B2Gold; Total Gold Production for FY 2022 of 1,027,874 oz, at the Upper Half of 2022 Guidance; 2023 Total Gold Production Guidance of 1,000,000 to 1,080,000 oz; Capital Investment Program in 2023 to Support Next Phase of Growth at Fekola

VANCOUVER, British Columbia, Jan. 18, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the fourth quarter and full year 2022, in addition to its production and cost guidance for 2023. All dollar figures are in United States dollars unless otherwise indicated.

Fourth Quarter and Full Year 2022 Highlights

  Total gold production quarterly record in Q4 2022: Total gold production in the fourth quarter of 2022 of 367,870 ounces, including 15,101 ounces of attributable production from Calibre Mining Corp. (“Calibre”), a quarterly production record for B2Gold.

  Achieved upper half of 2022 annual gold production guidance: Total gold production for 2022 of 1,027,874 ounces (including 54,871 ounces of attributable production from Calibre), above the mid-point of 2022 guidance, the seventh consecutive year of meeting or exceeding annual production guidance.

  Record quarterly production at Fekola in Q4 2022: Gold production from the Fekola Mine of 244,014 ounces in the fourth quarter of 2022, a quarterly record for the operation. High grade ore from Fekola open pit Phase 6 contributed to consecutive monthly production records in October and November 2022. Full year 2022 gold production from Fekola of 598,661 ounces, at the upper end of the annual guidance range of 570,000 to 600,000 ounces.

  Strong operational quarter at Masbate: Gold production from the Masbate Mine of 48,687 ounces in the fourth quarter of 2022. Full year 2022 gold production from Masbate of 212,728 ounces, slightly below the revised guidance range of 215,000 to 225,000 ounces (but at the upper end of the original guidance range of 205,000 to 215,000 ounces).

  Wolfshag underground production ramped up at Otjikoto: Gold production from the Otjikoto Mine of 60,068 ounces in the fourth quarter of 2022, with gold production benefitting from contribution of the Wolfshag underground mine. In December 2022, Otjikoto achieved a monthly record of 30,493 ounces of gold produced, setting the operation up well for production growth in 2023. Full year 2022 gold production from Otjikoto was 161,614 ounces, slightly below the revised guidance range of 165,000 to 175,000 ounces.

  Strong quarterly gold revenue to finish the year: Consolidated gold revenue in the fourth quarter of 2022 of $592 million on sales of 339,355 ounces at an average realized gold price of $1,746 per ounce. For the full year 2022, consolidated gold revenue was $1,733 million on sales of 969,155 ounces at an average realized gold price of $1,788 per ounce.

  Re-affirm full year 2022 total consolidated cost guidance: Total consolidated cash operating costs per ounce produced still expected to be at the upper end of the Company's original guidance range of $620 to $660 per gold ounce and total consolidated all-in sustaining costs (“AISC”) still expected to within the Company's original guidance range of $1,010 to $1,050 per gold ounce.

2023 Guidance Highlights

  Total gold production expected to exceed one million ounces for a fourth straight year: Total gold production guidance of 1,000,000 to 1,080,000 ounces, including 60,000 to 70,000 ounces of attributable production from Calibre.

  Total consolidated cash operating costs remain competitive: Total consolidated cash operating cost guidance of $670 to $730 per gold ounce, slightly higher than the 2022 guidance range due to minor inflationary impacts from fuel, labour, and other key consumables.

  Capital investments at the Fekola Complex to drive the next stage of production growth in Mali: Total consolidated AISC guidance of $1,195 to $1,255 per gold ounce, reflecting the increased investments in Mali to support future growth of the Fekola Complex, and increased capital stripping expenditures at Fekola and Otjikoto. Elevated capital stripping expenditures in 2023 are anticipated to moderate in 2024.

  Continued exploration investment across B2Gold’s highly prospective land packages: $64 million allocated to exploration in 2023, with the vast majority allocated to growth exploration expenditures to support the next phase of organic growth across the portfolio.

  Fekola Regional (Anaconda area) stand-alone processing facility study results expected in the second quarter of 2023: Engineering study of a stand-alone mill and oxide processing facilities at Fekola Regional (Anaconda area) is expected in the second quarter of 2023. The study will be based on processing at least 4 million tonnes per annum ("Mtpa") of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Initial analysis indicates that the combined Fekola and Fekola Regional (Anaconda area) processing facilities could have the potential to produce more than 800,000 ounces of gold per year commencing as early as 2026.

  Financial position and capital returns program remain robust: The Company remains in a strong net positive cash position and paid a fourth quarter 2022 dividend of $0.04 per common share (annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

Fourth Quarter and Full Year 2022 Gold Production

Mine-by-mine gold production in the fourth quarter and full year 2022 (including the Company’s approximately 25% attributable share of Calibre’s production) was as follows:

		Gold Production
Mine		Q4 2022	FY 2022	FY 2022 Revised Guidance
Fekola	oz	244,014	598,661	570,000 - 600,000
Masbate	oz	48,687	212,728	215,000 - 225,000
Otjikoto	oz	60,068	161,614	165,000 - 175,000
B2Gold Consolidated (1)	oz	352,769	973,003	950,000 – 1,000,000
Equity interest in Calibre (2)	oz	15,101	54,871	40,000 - 50,000
Total	oz	367,870	1,027,874	990,000 – 1,050,000

Notes:
(1)	“B2Gold Consolidated” gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” represents the Company’s approximate 25% indirect share of Calibre’s operations. B2Gold applies the equity method of accounting for its 25% ownership interest in Calibre.

Fekola Gold Mine - Mali

		Q4 2022
Total ore processed	Mt	2.47
Gold mill feed grade	g/t	3.31
Gold recovery	%	92.8%
Gold produced	oz	244,014
Gold sold	oz	237,800

The Fekola Mine in Mali produced 244,014 ounces of gold in the fourth quarter of 2022, higher than anticipated due largely to processing of additional high grade ore from Fekola Phase 6 pit. Full production from Phase 6 was made possible during the fourth quarter by improvements made to the pit dewatering system. The Fekola processing facilities continued to outperform budget with 2.47 million tonnes processed during the fourth quarter, due to continued favorable ore fragmentation, availability of supplemental saprolite feed and continued optimization of the grinding circuit. Mill feed grade was higher in the fourth quarter due to the increased volume of high grade ore processed from Fekola Phase 6 pit. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model.

For the full year 2022, the Fekola Mine produced 598,661 ounces of gold, at the top end of the annual guidance range of 570,000 to 600,000 ounces.

Masbate Gold Mine – The Philippines

		Q4 2022
Total ore processed	Mt	2.04
Gold mill feed grade	g/t	1.08
Gold recovery	%	68.3%
Gold produced	oz	48,687
Gold sold	oz	53,865

The Masbate Mine in the Philippines produced 48,687 ounces of gold in the fourth quarter 2022, slightly lower than anticipated due to lower gold recoveries as a result of planned processing of an increased mix of sulphide and transitional ores, largely due to planned revisions of the mining sequence. The lower recoveries were offset by slightly higher than expected gold mill feed grades and improved mill throughput.

For the full year 2022, the Masbate Mine produced 212,728 ounces of gold, slightly below the revised guidance range of 215,000 to 225,000 ounces (but at the upper end of the original guidance range of 205,000 to 215,000 ounces).

Otjikoto Gold Mine - Namibia

		Q4 2022
Total ore processed	Mt	0.84
Gold mill feed grade	g/t	2.25
Gold recovery	%	98.8%
Gold produced	oz	60,068
Gold sold	oz	47,690

The Otjikoto Mine in Namibia produced 60,068 ounces of gold in the fourth quarter of 2022, which included a monthly production record of 30,493 ounces of gold in December 2022. Quarterly gold production was slightly lower than anticipated mainly due to the previously disclosed delayed ramp-up of ore production from the Wolfshag underground mine.

To start 2023, Wolfshag underground ore production rates are at expected levels, open pit high grade ore stockpile balances are well buffered, and mined ore tonnage and grade continue to reconcile well with Otjikoto’s resource model.

For the full year 2022, the Otjikoto Mine produced 161,614 ounces of gold, slightly below the revised guidance range of 165,000 to 175,000 ounces.

Fourth Quarter and Full Year 2022 Gold Revenue

For the fourth quarter of 2022, consolidated gold revenue was $592 million on sales of 339,355 ounces at an average realized gold price of $1,746 per ounce. For the full year 2022, consolidated gold revenue was $1,733 million on sales of 969,155 ounces at an average realized gold price of $1,788 per ounce.

2023 Production and Cost Guidance

Guidance (100% Basis)		Fekola Complex (1)	Masbate	Otjikoto	Calibre	Other	Total
Gold Production	Koz	580-610	170-190	190-210	60-70	-	1,000-1,080
Cash Cost	$/oz	565-625	985-1,045	590-650	960-1,060	-	670-730
Sustaining Capital Expenditures	$M	113	29	3	-	-	145
Capitalized Stripping / Capitalized Development	$M	101	9	71	-	-	181
Sustaining Mine Exploration Expenditures	$M	3	4	3	-	-	10
General & Administrative	$M	10	7	4	-	43	64
All-In Sustaining Cost	$/oz	1,085-1,145	1,370-1,430	1,080-1,140	1,175-1,275	-	1,195-1,255
Growth Capital Expenditures	$M	138	6	3	-	6	153
Growth Exploration Expenditures	$M	30	-	-	-	24	54
Total Growth Capital Expenditures	$M	168	6	3	-	30	207

Notes:
(1)	Fekola Complex is comprised of Fekola (Medinandi permit hosting the Fekola and Cardinal zones) and Fekola Regional (Bantako, Menankoto, Bakolobi, and Dandoko permits hosting the Anaconda area and Dandoko area zones).

B2Gold expects to continue its strong operational performance in 2023 with total gold production forecast to be between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre).

The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $670 and $730 per ounce and total consolidated AISC (including estimated attributable results for Calibre) are forecast to be between $1,195 and $1,255 per ounce. The slight anticipated increase in the Company's consolidated cash operating costs per ounce for 2023 reflect higher expected prices for fuel, labour and other key consumables across all operations. The increase in AISC per ounce is impacted by higher expected sustaining capital expenditures, including an estimated $181 million in capitalized stripping across the three producing mines. Elevated capitalized stripping levels are due to the Fekola open pit Phase 7 pushback and activities related to accessing the high grade ore at the Otjikoto pit. Total capitalized stripping expenditures are anticipated to moderate in 2024.

The Company's consolidated gold production is expected to be relatively consistent throughout 2023 with the exception of the Otjikoto mine, where it will be weighted 60% to the second half of the year as a result of the timing of mining high grade ore from the Otjikoto pit and an increase in ore tonnage from the Wolfshag underground mine starting mid-2023.

Fekola Complex - Mali

The Fekola Complex's total 2023 gold production is anticipated to be similar to 2022. Ore will continue to be mined from the Fekola and Cardinal pits and initial saprolite production will commence from the Bantako permit in the Fekola Regional area starting in the third quarter of 2023. Saprolite production from the Bantako permit is expected to contribute approximately 18,000 ounces of gold in 2023 with production levels continuing to ramp-up through 2024.

Fekola is expected to process 9 million tonnes of ore during 2023 at an average grade of 2.20 g/t with a process gold recovery of 93.4%.

The expected increase in Fekola's AISC for 2023 reflects, predominantly, higher sustaining capital expenditures. Capital expenditures in 2023 at Fekola are expected to total approximately $352 million, of which approximately $214 million is classified as sustaining capital expenditures and $138 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include, amongst other items:

  $101 million for capitalized stripping;
  $51 million for new and replacement Fekola mining equipment, including capitalized rebuilds; and
  $35 million for construction of a new Tailings Storage Facility (“TSF”).

Growth capital expenditures are anticipated to include:

  $63 million to develop and equip the Anaconda and Dandoko projects;
  $54 million for underground mine development;
    Fekola underground ore production anticipated to commence in the second half of 2025; and
  $16 million for haul road construction to Anaconda and Dandoko projects.

Masbate Gold Mine - the Philippines

For 2023, Masbate is expected to process 7.8 million tonnes of ore at an average grade of 0.96 g/t with a process gold recovery of 74.5%. Gold production is scheduled to be relatively consistent throughout 2023. Mill feed will be a blend of mined fresh ore sourced from the Main Vein Pit and low-grade ore stockpiles.

The anticipated increase in Masbate's AISC for 2023 reflects, predominantly, higher sustaining capital expenditures. Capital expenditures for 2023 at Masbate are expected to total $44 million, of which approximately $38 million is classified as sustaining capital expenditures and $6 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include, amongst other items:

  $9 million for capitalized stripping;
  $18 million for mining equipment replacement and rebuilds; and
  $4 million for TSF development and equipment.

Growth capital expenditures are anticipated to include:

  $5 million for land acquisition and development.

Otjikoto Gold Mine - Namibia

For 2023, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.87 g/t with a process gold recovery of 98.0%. In the first half of 2023, processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high grade ore stockpiles. Otjikoto's gold production is expected to be weighted approximately 60% to the second half of 2023 due to the timing of high grade ore mining from the Otjikoto pit and increased ore volumes from the Wolfshag underground mine.

The anticipated decrease in Otjikoto's AISC for 2023 reflects the benefits of processing higher grade ore from the Otjikoto pit and the Wolfshag underground mine. Capital expenditures in 2023 at Otjikoto are expected to total $77 million, of which approximately $74 million is classified as sustaining capital expenditures and $3 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include, amongst other items:

  $71 million for capitalized stripping and capitalized development; and
  $3 million for mobile equipment rebuilds.

Exploration

B2Gold is planning another year of extensive exploration in 2023 with a budget of approximately $64 million. A significant focus will be in proximity to our operating mines in Mali, Namibia and the Philippines. Ongoing exploration will continue to advance our early stage projects in Finland and Cote d’Ivoire. Target generation and pursuing new opportunities in prospective gold regions in Africa, South America, the Philippines, Central Asia and Canada continue. This generative initiative could include equity placements and new joint ventures with junior companies, similar to the 2022 agreement with Matador Mining Ltd. on their Cape Ray Gold project in Newfoundland.

West African Exploration

In 2023, a total of approximately $35 million is budgeted for exploration in Mali with an ongoing focus on the Anaconda Area (including the Bantako permit and the Menankoto permit). The extensions of known prospective structures in the Anaconda area and on the Fekola Mine are also being targeted in the area between them on the newly acquired and relatively underexplored Bakalobi permit. The Dandoko permit located to the east of Fekola also provides a focus for exploration. A total of 127,000 meters of diamond and reverse circulation drilling is planned for Mali in 2023.

In the Anaconda area, drilling will be directed at increasing the existing saprolite Indicated Mineral Resource and expanding the Inferred Mineral Resource. This will feed into and support the ongoing engineering study of stand-alone mill and oxide processing facilities at the Anaconda area. The success of the drilling campaigns pursuing sulphide material beneath the saprolite mineralisation will continue on the Mamba, Cobra and Adder zones in the Anaconda area.

The mineralized structures identified at the Fekola Mine track northward onto the Bakalobi permit and onward onto the Anaconda area. Drilling undertaken in 2022 has already identified significant mineralisation on the southward extensions of the Cobra and Adder zones. Drilling will continue to advance these zones of gold mineralization, which are contiguous from saprolite to fresh rock.

Another north trending structure parallel to and approximately 25 kilometers east of the Fekola structure is being drilled on the Dandoko permit. This permit was acquired from Oklo Resources in September 2022. Oklo delivered an initial JORC 2012 compliant Measured and Indicated Mineral Resource estimate of 8.70 million tonnes at 1.88 grams per tonne (“g/t”) gold for 528,000 ounces of gold and an Inferred Mineral Resource estimate of 2.63 million tonnes at 1.67 g/t gold for 141,000 ounces of gold. The mineral resources are distributed across the Seko, Koko, Disse and Diabarou deposits, which all remain open and are expected to grow with ongoing exploration drilling both along strike and at depth.

$2 million is included in the Mali budget to pursue multiple grassroots targets on other permits held in West Mali.

The Philippines Exploration

The total budget for the Philippines in 2023 is $6 million, of which the Masbate exploration budget is $4 million, including approximately 8,000 meters of drilling. The 2023 exploration program will continue to focus on converting inferred mineral resource areas below existing design pits, to support expanding the existing open pits. Several grassroot greenfield targets will be further tested as well.

$1 million will be applied to targeting new regional projects in highly prospective areas in the Philippines, leveraging off our presence and operational experience in the country.

Namibia Exploration

The total exploration budget for Namibia in 2023 is approximately $3 million. Exploration in 2023 will include 16,320 meters of diamond and reverse circulation drilling and 3,400 meters of RAB drilling at the Otjikoto Mine. Much of the diamond drilling will target the southern extension of the Otjikoto structure, as well as several regional targets.

Grassroots Exploration

B2Gold has allocated approximately $24 million (including $3 million for the grassroots projects in Mali and the Philippines) in 2023 for its grassroots exploration programs, including Finland, Cote d’Ivoire, Uzbekistan and several new regions. This also includes a budget allocation for target generation and pursuing new opportunities in prospective gold regions of Africa, South America, the Philippines, Central Asia and Canada.

In Finland, the Company has allocated $6 million to fund its 70% contribution to the Central Lapland Joint Venture with Aurion Resources Ltd. Drilling will continue on the Helmi trend, which is the westward extension of Rupert Resources' Ikkari discovery. This trend coincides with B2Gold's base-of-till drilling and appears to be hosted by the same structure as Ikkari, based the interpretation of airborne geophysical data. A total of 11,600 meters of diamond drilling is planned for Finland. B2Gold will also fund exploration on the early stage conceptual target that is part of the Kuortis Joint Venture, also with Aurion Resources Ltd.

A budget of $3 million has been allocated for ongoing exploration in Cote d’Ivoire. The 2023 program will include follow up work on positive soil geochemical anomalies defined in 2022 on the wholly owned Guiberoua / Soubre properties in southwest Cote d’Ivoire. A total 6,000 meters of diamond and reverse circulation drilling and 14,000 meters of aircore and auger drilling is planned.

In addition to the defined programs noted above, the Company has allocated approximately $12 million for the generation of new greenfields targets.

Lisa Pankratz Appointed to B2Gold’s Board of Directors

Lisa Pankratz has over 30 years of experience in the investment industry and capital markets in both executive and advisory capacities, working with multinational and international companies. For over 20 years, she has served as a board member of corporations in the financial services and global media industries. Ms. Pankratz currently serves as Chair of the board of UBC Investment Management Trust Inc. and of the HSBC Independent Review Committee for HSBC Global Asset Management (Canada) Limited. She previously served on the boards of IA Clarington Investments, the Canadian Museum for Human Rights, Canwest Media, Inc., The Insurance Corporation of British Columbia, and was a member of the Accounting Policy and Advisory Committee advising the Ministry of Finance for the Province of British Columbia. From 2006 to 2010, she was the President of Mackenzie Cundill Investment Management Ltd., and from 2002 to 2006 was the President, Chief Compliance Officer and Director of Cundill Investment Research Ltd. and the Chief Compliance Officer of The Cundill Group. Ms. Pankratz is a Fellow of the Institute of Chartered Professional Accountants of British Columbia and a Chartered Financial Analyst charter holder. She received an Honours Bachelor of Arts in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2023; total consolidated cash operating costs for 2022 being between $610 and $660 per ounce and at AISC of between $1,010 and $1,050 per ounce; total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023, with cash operating costs of between $670 and $730 per ounce and AISC of between $1,195 and $1,255 per ounce; the Company's consolidated gold production to be relatively consistent throughout 2023 with the exception of the Otjikoto mine, where it will be weighted 60% to the second half of the year; the Company’s total capitalized stripping expenditures moderating in 2024; the potential for Fekola Regional (Anaconda area) to provide saprolite material to feed the Fekola mill starting in the third quarter of 2023; the timing and results of a study for the Fekola Regional (Anaconda area) to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year starting in 2026; and B2Gold's attributable share of Calibre’s production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com